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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15561

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Federated Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Federated Investors Tower 1001 Liberty Avenue
(No. and Street)

Pittsburgh (City) PA (State) 15222-3779 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeremy D. Boughton 412-288-6325
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

2100 One PPG Place (Address) Pittsburgh (City) PA (State) 15222 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Jeremy D. Boughton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Federated Securities Corp., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Deanna L. Marley, Notary Public
City of Pittsburgh, Allegheny County
My Commission Expires June 14, 2020
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Notary Public

Signature

Assistant Treasurer

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Federated Securities Corp.

Year ended December 31, 2018

FEDERATED SECURITIES CORP.
FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
YEAR ENDED DECEMBER 31, 2018

Contents

EY
Building a better working world

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, PA 15222

Tel: +1 412 644 7800
Fax: +1 412 644 0477
ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of Federated Securities Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Federated Securities Corp. (the Company) as of December 31, 2018, the related statements of income, changes in shareholder's equity, changes in subordinated borrowings and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Adoption of ASU No. 2014-09, "Revenue from Contracts With Customers"

As discussed in Note 2 to the financial statements, the Company changed its method of accounting for revenue in 2018 due to the adoption of Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*, and the related amendments.

Supplemental Information

The accompanying information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 1996.

February 22, 2019

FEDERATED SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018
(in thousands, except share data)

Current Assets:		
Cash equivalents	$	1,022
Receivable from affiliates, net		17,718
Prepaid expenses		932
Other current assets		346
Total current assets		20,018
Long-Term Assets:		
Goodwill		1,831
Property and equipment, net of accumulated depreciation of $551		127
Long-term deferred tax asset, net		112
Total long-term assets		2,070
Total assets	$	22,088
Liabilities:		
Total liabilities	$	0
Shareholder's Equity:		
Capital stock, par value $1.00 per share; 50,000 shares authorized, 17,275 shares issued and outstanding		17
Additional paid-in capital		14,072
Retained earnings		7,999
Total shareholder's equity		22,088
Total liabilities and shareholder's equity	$	22,088

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2018
(in thousands)

Revenue:		
Service fees, net	$	140,962
Marketing support services		2,493
Commission income		2,112
Total revenue		145,567
Operating Expenses:		
Distribution		125,676
Compensation and related		75,618
Advertising and promotional		11,233
Travel and related		8,667
Other		8,067
Expense reimbursement, net of charges, from affiliated companies		(84,485)
Total operating expenses		144,776
Operating income		791
Nonoperating Income (Expense):		
Interest and dividends		19
Interest expense on long-term incentive program		(266)
Total nonoperating expense, net		(247)
Income before income taxes		544
Income tax provision		119
Net income	$	425

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018
(in thousands)

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholder's Equity
Balance at January 1, 2018	$ 17	$ 14,072	$ 7,574	$ 21,663
Net income	0	0	425	425
Balance at December 31, 2018	$ 17	$ 14,072	$ 7,999	$ 22,088

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2018
(in thousands)

Balance at January 1, 2018	$	0
Additions and/or reductions		0
Balance at December 31, 2018	$	0

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018
(in thousands)

Operating Activities:		
Net income	$	425
Adjustments to reconcile net income to net change in cash equivalents from operating activities:		
Depreciation		12
Provision for deferred income taxes		17
Changes in assets and liabilities:		
Increase in receivable from affiliates, net		(254)
Net change in cash equivalents from operating activities		200
Net change in cash equivalents		200
Cash equivalents, beginning of year		822
Cash equivalents, end of year	$	1,022

(The accompanying notes are an integral part of these financial statements.)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Nature of Operations

Federated Securities Corp., (the Company) is an indirect, wholly owned subsidiary of Federated Investors, Inc. (Federated). The Company is registered as a broker/dealer under the Securities Exchange Act of 1934 and acts as the principal distributor of the shares of the mutual funds advised and administered by affiliated companies. The Company is also the principal shareholder servicer relative to the Class B shares of Federated-sponsored mutual funds. The Company is registered as an investment adviser under the Investment Advisers Act of 1940 and provides solicitation services and, in certain cases, investment advice on behalf of affiliates of the Company to their institutional, high-net-worth and separately managed account clients. In April 2017, the Company commenced an Asia-Pacific initiative, including hiring employees, aimed at developing business in the Asia-Pacific region and internationally through industry contacts in the United States and abroad on behalf of certain affiliates of the Company. The Company does not have any investment advisory clients of its own.

(b) Basis of Presentation

The financial statements include the accounts of the Company. Such statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates, and such differences may be material to the financial statements.

(c) Cash Equivalents

Cash equivalents represents an investment in a money market fund that is managed by an affiliate of the Company. This investment is highly liquid and may be redeemed upon demand.

(d) Goodwill

The Company tests goodwill for impairment at least annually or when indicators of potential impairment exist. Goodwill is evaluated at the reporting unit level. The Company has determined that it has a single reporting unit consistent with its single operating segment based on the management of the Company's operations as a single business: distribution. The Company does not have multiple operating segments or business components for which discrete financial information is available. The Company uses a qualitative and quantitative approach to test for potential impairment of goodwill. If, after considering various factors, management determines that it is more likely than not that goodwill is impaired, a two-step process is used to test for and measure impairment which begins with an estimation of the fair value of its reporting unit by considering the Company's fair value. If the Company's fair value falls to a level below its recorded book value of equity, the Company's goodwill would be considered for possible impairment. Management has concluded that goodwill is not impaired as of December 31, 2018.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (continued)

(e) Revenue Recognition

The Company generates the majority of its revenue by acting as the principal distributor of shares of the mutual funds advised by affiliated companies. The Company also receives underwriter commissions related to the distribution of certain Class A shares. The Company may waive certain fees for competitive reasons or to meet contractual requirements. The Company waived service fees of $28.5 million for the year ended December 31, 2018.

Under the Second Amendment to the Amended and Restated Intercompany Agreement effective April 1, 2017, the Company began generating Marketing support services revenue from benefiting affiliates based on the direct costs incurred for the new Asia-Pacific initiative plus a margin of 10 percent. The expenses related to the Marketing support services revenue are excluded from the expense reimbursement process discussed in Note (5) Transactions with related parties.

For the distribution performance obligation, control is transferred to the customer at a point in time upon investor subscription and/or redemption. Based on the nature of the calculation, the revenue for these services is accounted for as variable consideration, and is subject to factors outside of the Company's control including investor activity and market volatility and is recognized as these uncertainties are resolved. For certain revenue, primarily related to distribution fees, the Company may recognize revenue in the current period that pertains to performance obligations satisfied in prior periods, as it represents variable consideration and is recognized as uncertainties are resolved.

The Company has contractual arrangements with third parties to provide certain fund-related services. Management considers whether the Company is acting as the principal service provider or as an agent to determine whether its revenue should be recorded based on the gross amount payable by the funds or net of payments to third-party service providers, respectively. The Company would be considered a principal service provider if it controls the service that is transferred to the customer. Alternatively, the Company would be considered an agent when it does not control the service, but rather arranges for the service to be provided by another party. Generally, the less the customer is directly involved with or participates in making decisions regarding the ultimate third-party service provider, the more supportive the facts are that the Company is acting as the principal in these transactions and should therefore report revenues on a gross basis. All of the Company's revenue is recorded gross of payments made to third parties.

Management judgments are used when reviewing newly-created contracts and/or materially-modified contracts to determine whether: (1) the Company is the principal agent; (2) a contract has multiple performance obligations when the Company is paid a single fee; and (3) two or more contracts should be combined. A change in the conclusion of whether the Company is the principal or agent would result in a change in the revenue being recorded gross or net of payments made to third parties. Different conclusions for the remaining two judgments may change the line items to which revenue is being recorded. There are no significant judgments that would impact the timing of revenue recognition.

(f) Advertising Costs

The Company generally expenses the cost of all advertising and promotional activities as incurred. Advertising expense was approximately $3.4 million for the year ended December 31, 2018. This was included in Advertising and promotional expense on the Statement of Income.

1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (continued)

(g) Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by Federated. As part of the Federated consolidated group, the Company participates in a tax-sharing agreement. Therefore, although the Company computes its federal income tax provision on a separate-company basis, the tax benefits related to its net operating or capital losses, if any, are recorded by the Company to the extent that the losses can be used to reduce Federated's consolidated tax expense. The Company computes and remits state taxes on a separate- or combined-company basis, as required, in compliance with the respective state tax law.

The Company accounts for income taxes under the liability method, which requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes a valuation allowance if, based on the weight of available evidence regarding future taxable income, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

(h) Other Comprehensive Income

For the year ended December 31, 2018, there were no effects of other comprehensive income.

(2) RECENT ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Guidance

(a) Revenue Recognition

On May 28, 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes virtually all existing revenue recognition guidance under GAAP. The update's core principle is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. During 2016, the FASB issued ASU 2016-08, which clarified principal versus agent considerations, ASU 2016-10, which clarified identifying performance obligations and the licensing implementation guidance, ASU 2016-12, which addressed implementation issues and provided additional practical expedients and ASU 2016-20, which provided technical corrections to narrow aspects of the guidance (collectively, with ASU 2014-09, Topic 606). Effective January 1, 2018, the Company adopted Topic 606 using the modified retrospective method, which did not require the restatement of prior years. In connection with the adoption of Topic 606, the Company has applied the guidance to all contracts that were not completed on the effective date of adoption. Management reevaluated the capitalization and amortization policies of deferred sales commissions, which resulted in certain commissions being expensed as incurred in Distribution expense. Contingent deferred sales charges received are now being recorded as revenue. Certain revenue previously recorded in Service fees, net by the Company is now recorded by an affiliated company, as it is part of a unitary fee arrangement with a single performance obligation. As such, $6.3 million for the year ended December 31, 2018 was recorded by an affiliated company as investment advisory fees compared to $5.6 million for the year ended December 31, 2017 recorded by the Company in Service fees, net.

(2) RECENT ACCOUNTING PRONOUNCEMENTS, (continued)

Recently Issued Accounting Guidance Not Yet Adopted

(b) Leases

On February 25, 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The core principle is that a lessee should recognize the assets and liabilities that arise from leases on the balance sheet, while retaining a distinction between finance and operating leases. In the third quarter of 2018, the FASB issued ASU 2018-10, which provides improvements to narrow aspects of the guidance and ASU 2018-11, which provides an optional alternative transition method to initially apply the new leases standard at the adoption date (collectively, with ASU 2016-02, Topic 842). Topic 842 now allows for use of either the modified retrospective adoption method or the alternative transition method.

Management has elected the package of practical expedients, which allows entities to not reassess (1) whether contracts are or contain leases, (2) lease classification and (3) initial direct costs. Management has also elected the practical expedient to not separate lease components from non-lease components, and will not be electing the hindsight practical expedient to determine the lease term. Management has made an accounting policy election to apply the short-term lease exception, which does not require the capitalization of leases with terms of 12 months or less. Management has adopted the standard effective January 1, 2019 and has elected the alternative transition method, which does not require the restatement of prior years. The adoption will not have a material impact on the Company's financial statements.

(b) Goodwill Impairment

On January 26, 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. Under this ASU, an entity should perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount, and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value. Additionally, the ASU retains the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The update is effective for the Company on January 1, 2020, with early adoption permitted, and requires the prospective adoption method. Management is currently evaluating the potential impact of adoption to the Company's financial statements.

(c) Fair Value Measurement

On August 28, 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this update remove, modify or add disclosure requirements for fair value measurements to improve the effectiveness of disclosures. The update is effective for the Company on January 1, 2020, with early adoption permitted, and allows for either the prospective or retrospective adoption method. Management is currently evaluating the potential impact of adoption to the Company's financial statements.

(2) RECENT ACCOUNTING PRONOUNCEMENTS, (continued)

Recently Issued Accounting Guidance Not Yet Adopted, (continued)

(d) Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement

On August 29, 2018, the FASB issued ASU 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (a consensus of the FASB Emerging Issues Tax Force). The amendments in this update align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The update is effective for the Company on January 1, 2020, with early adoption permitted, and allows for either the prospective or retrospective adoption method. Management plans to elect the prospective adoption approach, which does not require the restatement of prior years. Management is currently evaluating the potential impact of adoption to the Company's financial statements.

(3) CONCENTRATION RISK

Approximately 62% of the Company's total revenue for 2018 was derived from services provided to four Federated-sponsored funds, the Federated Government Reserves Fund (28%), the Federated Capital Reserves Fund (14%), the Federated Kaufmann Fund (11%) and the Federated Strategic Value Dividend Fund (9%). A significant and prolonged decline in assets under management, including those resulting from significant redemptions, in these funds could have a material adverse effect on the Company's future revenues.

(4) FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or the price that would be paid to transfer a liability as of the measurement date. A fair-value reporting hierarchy exists for disclosure of fair value measurements based on the observability of the inputs to the valuation of financial assets and liabilities. The levels are:

Level 1 – Quoted prices for identical instruments in active markets.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable in active markets.

NAV Practical Expedient – Investments that calculate net asset value (NAV) per share (or its equivalent) as a practical expedient. These investments have been excluded from the fair value hierarchy.

Cash equivalents totaled $1.0 million as of December 31, 2018 and represents an investment in a money market fund. The investment in the money market fund is valued under the market approach through the use of quoted market prices in an active market, which is the NAV of the fund, and is classified within Level 1 of the valuation hierarchy.

Receivable from affiliates, net has not been settled in cash nor is it Federated management's current plan to settle this item in cash in the foreseeable future.

The Company had no assets or liabilities classified as Level 2, Level 3, or NAV practical expedient within the fair value hierarchy as of December 31, 2018.

(5) TRANSACTIONS WITH RELATED PARTIES

As a matter of general policy, Federated manages most cash-related activities of its domestic subsidiaries on a centralized basis. As such, certain expenses of the Company, including Compensation and related and Distribution expenses, are funded by another subsidiary of Federated and charged to the Company. In addition, certain affiliates of the Company incur costs on its behalf, such as occupancy and other support services. Such expenses, which are allocated to the Company, amounted to $33.6 million for the year ended December 31, 2018 and were recorded in Expense reimbursement, net of charges, from affiliated companies on the Statement of Income.

Certain operating expenses incurred in connection with the sale of shares of mutual funds are reimbursed from affiliates that provide investment advisory services to these funds. Expense reimbursements of $118.0 million were accrued and recorded in Expense reimbursement, net of charges, from affiliated companies in the Statement of Income for the year ended December 31, 2018.

The Company sells to another indirect, wholly owned subsidiary of Federated the rights to all distribution fees, servicing fees, and contingent deferred sales charges relating to Class B shares of Federated-sponsored funds pursuant to the terms of a transfer agreement between the Company and this affiliate. In exchange for these rights, the affiliated company advances all of the related deferred sales commissions. Commissions advanced by the affiliated company on behalf of the Company in 2018 were $36 thousand. No gain or loss was recorded by the Company as a result of these sales. In February 2018, the Company discontinued selling Class B shares of Federated-sponsored funds.

The Receivable from affiliates, net on the Company's Statement of Financial Condition includes intercompany receivables for fees collected by an affiliate on behalf of the Company, fees charged to affiliates for certain net operating expenses incurred by the Company on behalf of these affiliates, and Marketing support services revenue, and was partially offset by intercompany payables related to the previously mentioned transfer agreement and expenses paid or incurred by affiliates of the Company on its behalf. There is no intention now or in the foreseeable future to settle the net intercompany receivable.

(6) 401(k) PLAN

The Company's employees participate in the Federated Investors, Inc. 401(k) Plan. Under the 401(k) plan, employees can make salary deferral contributions at a rate of 1% to 50% of their annual compensation (as defined in the 401(k) plan), subject to Internal Revenue Code (IRC) limitations. For 2018, Federated's matching contribution was 100% of the first 3% of compensation contributed by an employee and 50% of the next 3% for a total possible match of 4.5%, subject to IRC limitations. Effective January 1, 2019, Federated's matching contribution is 100% of the first 4% of compensation contributed by an employee and 50% of the next 2% for a total possible match of 5%, subject to IRC limitations. Forfeitures of unvested matching contributions are used to offset future matching contributions.

Matching contributions to the 401(k) plan charged to the Company by Federated were approximately $1.2 million for the year ended December 31, 2018 and were recorded in Compensation and related expense on the Statement of Income.

Vesting in Federated's matching contributions commences once a participant in the 401(k) plan has worked at least 1,000 hours per year for two years. Upon completion of this initial service, 20% of the Company's contribution included in a participant's account vests and 20% vests for each of the following four years if the participant works at least 1,000 hours per year. Employees are immediately vested in their 401(k) salary deferral contributions.

(7) INCOME TAXES

Income tax expense consisted of the following components for the year ended December 31, 2018:

(in thousands)	Current	Deferred	Total
Federal	$ 92	$ 21	$ 113
State	10	(4)	6
Total	$ 102	$ 17	$ 119

The Company's effective income tax rate for the year ended December 31, 2018 was 21.9%. This rate is higher than the Company's 21% federal statutory rate primarily as a result of state taxes and the Company's revised estimate of the deferred tax asset related to state tax net operating loss carryforwards. All tax-related balances due to or from affiliates, if any, are included in Receivable from affiliates, net on the Statement of Financial Condition.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (Tax Act) was signed into law. The Tax Act significantly modified the federal tax code and, among other changes, reduced the federal corporate income tax rate from a maximum of 35% to a flat 21%. The reduction in the corporate income tax rate was effective for 2018 and had a material impact on the Company's statement of income and cash flows.

The Company had no material deferred tax assets or liabilities at December 31, 2018. During 2018, the Company's deferred tax asset related to state net operating loss carryforwards substantially expired.

The Company files annual income tax returns in various U.S., state and local jurisdictions. Based upon the review of these filings, there were no material unrecognized tax benefits as of December 31, 2018, nor were there any material changes during 2018. There is no reasonable possibility of a significant increase or decrease in unrecognized tax benefits within the next twelve months.

(8) REGULATORY REQUIREMENTS

The Company, as a registered broker/dealer in securities, is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain net capital, as defined, equal to the greater of $25 thousand or 6-2/3% of aggregate indebtedness. At December 31, 2018, the Company had no aggregate indebtedness and net capital of $1.0 million, which was $977 thousand in excess of its required net capital of $25 thousand.

(9) COMMITMENTS AND CONTINGENCIES

The Company has no claims asserted or threatened against it as of December 31, 2018.

Supplemental Information

FEDERATED SECURITIES CORP.

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1

DECEMBER 31, 2018

(in thousands)

Computation of net capital:		
Shareholder's equity		$ 22,088
Deductions and/or charges:		
Nonallowable assets	$ 21,066	
Haircut on securities owned	20	21,086
Net capital		$ 1,002
Aggregate indebtedness		$ 0
Computation of basic net capital requirement:		
Minimum net capital required (greater of $25 or 6-2/3% of aggregate indebtedness)		$ 25
Excess net capital		$ 977
Ratio of aggregate indebtedness to net capital		0 to 1

Note: There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2018 Part IIA FOCUS filing.

FEDERATED SECURITIES CORP.
SCHEDULE II
COMPUTATION OF RESERVE REQUIREMENT
STATEMENT PURSUANT TO SEC RULE 15c3-3
DECEMBER 31, 2018

The Company is exempt from the computation of reserve requirements under paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934.

FEDERATED SECURITIES CORP.
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES
STATEMENT PURSUANT TO SEC RULE 15c3-3
DECEMBER 31, 2018

The Company is exempt from the possession or control requirements under paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934.

Federated Securities Corp.'s Exemption Report

Federated Securities Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Federated Securities Corp.

I, Jeremy D. Boughton, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: Assistant Treasurer

Date of Report: 2/22/2019

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Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of Federated Securities Corp.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Federated Securities Corp. (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:(k)(2)(i) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision in 17 C.F.R. § 240.15c3-3:(k) throughout the most recent fiscal year ended December 31, 2018 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 22, 2019